# *First Financial Holdings, Inc.*

## *Charleston, South Carolina*

A. Thomas Hood

President and CEO

R. Wayne Hall

Executive Vice President and CFO

July 2007

# Forward-looking Statements

Certain matters in the presentation today constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2006. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

# *First Financial Holdings, Inc.*

## *Charleston, South Carolina*



| FIRST SOUTHEAST | FIRST SOUTHEAST | The KIMBRELL |
|---|---|---|
| Investor Services, Inc. | Insurance Services, Inc. | Company, Inc. |

| FIRST SOUTHEAST | KINGHORN | PREFERRED |
|---|---|---|
| Fiduciary & Trust Services, Inc. | Insurance Services, Inc. | Markets, Inc. |

| | JOHNSON | ATLANTIC |
|---|---|---|
| | Insurance Associates, Inc./ | Acceptance Corp. |
| | Benefit Administrators, Inc. | |

# Outline

Tab 1.  Corporate Profile/Vision/Goals

Tab 2.  Convenience/Customer Driven Distribution System/ Advertising

Tab 3.  Core Deposit Growth

Tab 4.  Insurance Sales and Services

Tab 5.  Other Income Growth

Tab 6.  Distribution Channels/Market Overviews and Deposit Shares

Tab 7.  Human Capital

Tab 8.  Financial Performance/Investment Highlights

Tab 9.  Management Team

# Corporate Profile
## June 30, 2007
(amounts in thousands)

- Total Assets     $ 2,670,934
- Net Loans     $ 2,122,228
- Total Equity     $ 188,759
- Equity/Assets     7.07%
- Market capitalization     $ 387,319

| • Average Compounded Growth Rate | 2 Year | 10 Year |
|---|---|---|
| – Assets | 2.82% | 4.82% |
| – Earnings per share | 4.86% | 11.86% |
| – Stock Price (NASDAQ GSM: FFCH) | 4.58% | 7.41% |
| – Dividends | 4.30% | 10.95% |

# Vision and Mission

Vision: Devotion to the financial success of our customers.

Mission: To help our customers achieve financial success, through exceptional personal service, constant product and service innovation, local involvement, and a commitment to our core values.

# Core Values
# Service

- We are committed to providing our customers with the personal resources and information they need to address their financial opportunities or challenges.

- We believe that customers should be able to access their accounts in the time, place, and way that best meets their needs.

- In every interaction, we strive to exceed the customer's expectations.

- We are committed to constantly improve the service experience for our customers.

# Innovation

- We recognize opportunity wherever it exists and make the most of it.

- We create opportunity where none exists.

- We constantly work to improve the value we bring to our customers.

- We continually look for ways to make it simpler for our customers to manage their accounts, their finances, and their relationship with us.

# Involvement

- We have an effective partnership with the communities we serve, contributing our time, resources, and a shared desire to make things better.

- We consider it a duty to help make homeownership a reality to all who desire it.

- We consider it a duty to educate our youth about basic money management.

- We consider it a duty to promote personal savings and to provide the advice, tools, and encouragement needed to accomplish it.

# Commitment

- We accept responsibility for our decisions and actions.

- We set high goals and hold ourselves accountable.

- We set high personal standards for honesty and integrity, which guide our decisions and our actions.

# Key Goals for Fiscal 2007

- Continue to expand our advice businesses, the First Southeast group of companies.

- Develop comprehensive financial planning options for our customers and link these solutions to services provided by our Company.

- Increase total revenues over 5% and non-interest revenues to more than 45% of total revenues over time.

- Increase core deposit account relationships to more than 56% of total deposits

- Further expand and diversify our in-store sales centers and optimize the convenience of other sales centers.

- Expand sales center convenience by developing and deploying a variety of easily accessible self-service options at sales centers, and through our Internet, call center and telephone response channels.

- Increase earnings per share by six to eight percent.

# South Carolina's
# Most Convenient Bank

- Seven Day a Week Banking
- Evening Banking Hours
- Free Checking
- Extensive Branch & ATM Network
- Free Online Banking & Bill Pay
- In-School Banking at 43 Schools
- Exceptional "You're First" Customer Service



# 7 Day a Week Banking


YES! WE'RE
OPEN
At ALL WAL-MART®
SUPERCENTERS
Another Grand Opening.
Another convenient location. Another first.
We're open 7 days a week at all Wal-Mart® Supercenters.
First Federal
You're First.
LENDER
www.firstfederal.com
FDIC Insured.

# New Image Advertising Campaign



**First Federal** Treats You Like…

…Gold

…a Star

…Royalty

…a Rock Star

…a Greek God

# Core Deposit Growth

## (amounts in millions)



# Deposit Composition

## (amounts in millions)



June 30, 2002

June 30, 2007

# New Checking Accounts



**+15%\***
**+59%\*\***

Traditional Financial Centers
In-Store Financial Centers

*Average annual growth rate of all new checking accounts.

**Average annual growth rate of new in-store accounts.

# Demand Deposit Accounts



# Deposit Account Fees



$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
(In thousands)
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
$116.67
$124.70
$126.96
$133.25
$171.00
$9,349
$10,604
$11,516
$12,927
$17,714
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Service Charges & Fees
Fees per Account


Deposit Account Fees

CAGR

1 Year 37.0%

5 Year 15.8%

7 Year 15.1%

19

# Customer Loyalty Index Benchmark

| Criteria Question | Benchmark Score | First Federal Score* |
|---|---|---|
| On a scale of 1-10 | | |
| A.  How likely are you to continue using First Federal for your future financial needs? | 9.41 | 9.59 |
| B.  How likely are you to recommend First Federal to a friend or associate? | 9.21 | 9.47 |
| C.  How would you rate your overall satisfaction with First Federal? | 9.23 | 9.43 |

| | Loyalty Index Score |
|---|---|
| First Federal's Loyalty Index* | 86.85% |
| All CSP Clients | 75.28% |

*First Federal's Score as of June 30, 2007 as calculated by Customer Service Profiles (CSP)

# Weighted Average Rate on Funding

## (dollars in thousands)

| | September 30 2006 | | June 30 2007 | |
| --- | --- | --- | --- | --- |
| | Balance | Weighted Average Rate | Balance | Weighted Average Rate |
| Checking accounts | $ 474,705 | 0.20 % | $ 479,943 | 0.17 % |
| Statement and other accounts | 148,752 | 0.55 | 140,924 | 0.55 |
| Money market accounts | 373,675 | 3.72 | 373,541 | 3.90 |
| Certificate accounts | 825,896 | 4.44 | 891,269 | 4.75 |
| Total deposits | $ 1,823,028 | 2.87 % | $ 1,885,677 | 3.10 % |
| | | | | |
| FHLB | | | | |
| Term | $ 465,000 | 4.76 % | $ 425,000 | 5.14 % |
| Overnight | $ - | - | $ 10,000 | 5.63 |
| | $ 465,000 | 4.76 % | $ 435,000 | 5.15 % |
| | | | | |
| Repos | $ 68,755 | 5.32 % | $ 50,049 | 5.32 % |

# Insurance Sales and Service

## Twelve Months ending June 30, 2007

- Total Insurance Revenues:  $23.4 million
- 35% Prop. & Cas. Personal Lines/ 58% Prop. & Cas. Commercial Lines/7% Life & Health
- Prop./Cas. Premiums Written (in millions)
  - Personal                                                    $ 52
  - Commercial                                               $ 97
  - Wholesale (996 active producing agencies)     $ 36
- Major Companies represented:  Allstate, Selective, Auto-Owners, Travelers, Hartford, Zurich, Cincinnati, Harleysville and Chubb
- Largest  Independent Allstate Agency in the United States.
- Recognized by Bank Insurance and Securities Association as being ranked 7th in the Country based on the contribution of insurance subsidiary to Holding Company net income.

# Insurance Revenues

## (amounts in thousands)



# Insurance Acquisitions

## (amounts in millions)

| Company | Date | Market | Premiums Written |
|---|---|---|---|
| Adams Insurance | 1990 | Personal lines | $ .8 |
| Magrath Insurance | 1992 | Mixed lines | $ 3.9 |
| Epps-McLendon | 1995 | Personal lines | $ 3.4 |
| Associated Insurors | 2000 | Commercial lines | $ 11.5 |
| Kinghorn Insurance | 2001 | Mixed lines, group health | $ 21.0 |
| Johnson Insurance | 2002 | Commercial lines, Third Party Administrator | $ 18.0 |
| Woodruff Agency (merged - Johnson Ins.) | 2003 | Commercial lines | $ 5.0 |
| The Kimbrell Group | 2004 | MGA—Excess, Surplus and Standard Lines | $ 27.0 |
| Employer Benefits Strategies, Inc. (merged - First Southeast Insurance) | 2006 | Employee Benefits Plans | N/A |
| Peoples Insurance Agency (merged -First Southeast Insurance) | 2006 | Personal lines | $ 3.5 |

Other Insurance Operations

| | | |
|---|---|---|
| First Southeast Reinsurance | | Private mortgage reinsurance |
| Family Financial Holdings, Inc. (14.3% ownership) | | Reinsures contractual liability policies written in conjunction with debt protection programs. |

# Insurance Revenues

(amounts in thousands)



# Insurance, Brokerage and Trust Revenues

### (amounts in thousands)



# Non-Interest Income

## (dollars in thousands)



# Non-Interest Income
## (amounts in thousands)

|  | 9 Months 6/07 | 9 Months 6/06 | % Change | Fiscal 2006 | Fiscal 2005 | % Change |
|---|---|---|---|---|---|---|
| Commissions on insurance | $ 16,875 | $ 15,568 | 8 % | $ 20,792 | $ 20,012 | 4 % |
| Service charges and fees on deposit accounts | 12,753 | 13,367 | (5) % | 17,714 | 12,927 | 37 % |
| ATM and debit card fees | 4,343 | 3,350 | 30 % | 4,635 | 3,867 | 20 % |
| Loan servicing operations, net | 1,914 | 2,417 | (21) % | 2,789 | 1,932 | 44 % |
| Brokerage fees | 1,887 | 2,113 | (11) % | 2,777 | 2,646 | 5 % |
| Net gain on sale of loans | 1,419 | 1,689 | (16) % | 2,200 | 2,452 | (10) % |
| Trust revenues | 778 | 618 | 26 % | 830 | 710 | 17 % |
| Credit card fee income | 582 | 558 | 4 % | 759 | 658 | 15 % |
| Real estate operations, net | (489) | (607) | (19) % | (607) | (673) | 10 % |
| Other | 804 | 870 | (8) % | 1,281 | 986 | 30 % |
| Non-interest income - Core* | 40,866 | 39,943 | 2 % | 53,170 | 45,517 | 17 % |
| Gains on disposition of assets | 190 | 915 | (79) % | 989 | 2,530 | (61) % |
| Judgment settlement |  |  |  |  | 1,253 | (100) % |
| Gain (loss) on sale of investment and mortgage-backed securities | 266 | (6) | 4,533 % | 5 | (55) | (109) % |
| Total non-interest income | $ 41,322 | $ 40,852 | 1 % | $54,164 | $49,245 |  |
| Core non-interest income to total revenue | 39.50% | 39.97% | (1) % | 39.70% | 36.20% |  |
| Total non-interest income to total revenue | 39.94% | 40.88% | (2) % | 40.50% | 39.10% |  |

*Excluding gains on disposition of assets, judgment settlement and gain (loss) on sale of investment and mortgage-backed securities.



**First Financial Holdings, Inc.**

**July 2007**

**Markets**

Charlotte, NC

Spartanburg

Rock Hill

Union

Laurens

South

Florence    Conway

Columbia    Sunset Beach, NC

Lake City    Myrtle Beach

Carolina

Ridgeland

Beaufort

Charleston

Hilton Head Island

- ● Retail Banking Offices (42)
- ● In-Store Offices (12)
- ★ First Southeast Insurance Services (13)
- ▲ Kimbrell Insurance Group (1)
- ✦ First Southeast Investor Services (11)
- ✿ First Southeast Fiduciary and Trust Services (3)

29

# Market Overview – Charleston MSA

Total deposits in market:                    $9.6 billion

First Federal market share/rank:             11.8 %  / #3

Population:  616,148[1]              Median Family Income:  $47,831[1]  Unemployment:  4.6%[2]

Largest Employers:  Charleston County School District, Medical University of SC Hospital Authority, Medical University of SC, Berkeley County Schools, CareAlliance Health Services

Economic overview:

- The Port of Charleston, with an economic impact of $3 billion a year and 55,000 jobs locally, is one of only a handful of ports to have received the Presidential "E" and "E-Star" awards for excellence in exporting.  An estimated 45% of the cargo tonnage and one-third of containers are from South Carolina firms.  North Europe and Asia are the Port's top markets, however, a total of 150 countries are served directly through the Port of Charleston.

- International trade through the SPA's facilities provides 281,660 jobs paying $9.4 billion in wages to South Carolinians.  In all, trade pumps $23 billion into the state economy and generates $2.5 billion in state and local taxes.

- **Mediterranean Shipping Company (MSC), the second largest container carrier in the world, has finalized plans to locate its South Atlantic corporate headquarters at Central Square at Watermark in Mount Pleasant.  This expansion will double the size of the current workforce, bringing the total numbers of employees to 400 with 95% hired locally, and the company's facilities will also more than double, increasing to 45,000 sq. ft.  This is the third time MSC has chosen to expand in the Charleston area, and this particular expansion represents a $7 million capital investment.**

- AirTran Airways began service to Charleston in late May 2007.  The addition of low cost service is also expected to provide a boost to the region's tourism industry, especially the convention and meetings markets. (February 2007)

- *Expansion Management* **magazine listed the Charleston-North Charleston metro area among the nation's "5-star knowledge worker metros."  This listing looks at key indicators of an educated workforce.**

- *Expansion Management* **magazine also listed the Charleston-North Charleston metro area among the nation's top 20 mid-size metros for business attraction, coming in at #13.  The State of South Carolina is listed as the fourth best state in the nation for business attraction.**

- *Bizjournals* **analyzed 25 years of federal income data for the nation's 110 major metropolitan areas.  The study focused on per capita income, a key indicator of earning power and economic vitality.  Included in the top five are three markets that elevated their income levels during the past quarter-century without much national fanfare:  San Diego, Baltimore and Charleston, SC.**

- **In ranking of best places to live, the Charleston region has been named the "Best Big City" on the East Coast in the August issue of** *Outside* **magazine.  "Culture is both old and new in this 337-year-old port city:  Look for homegrown products like aged cigars and black tea, plus a burgeoning design scene and the new Art Institute of Charleston."**

- **American LaFrance, the country's oldest manufacturer of fire, rescue and emergency apparatus is establishing a new 57,000 sq. ft. headquarters and a new 440,000 sq. ft. manufacturing/assembly plant in the Jedburg Commerce Park adjacent to I-26 at Exit #194.  The new $35 million headquarters, manufacturing/assembly operations and other facilities employ more than 400 people.**

[1]SNL Financial
[2]SC Employment Security Commission, June 2007

# Market Overview – Charleston MSA
## (continued)

- Google Inc. announced plans for the company to open a facility in Berkeley County. Google Inc. will invest $600 million and create 200 jobs initially at the Mt. Holly data center.

- **Pegasus Steel, headquartered near Johannesburg, South Africa, is establishing a North American headquarters and manufacturing operation in the Crowfield Corporate Center near Goose Creek. The company will invest more than $10 million to up fit a 100,000 sq. ft. building for steel fabrication using state-of-the-art machinery for cutting and forming of steel plates. Employment is expected to rise to 80 after initial operations begin in late summer.**

- **Sperry Van Ness, based in Irvine, CA, has just released the retail edition of its 2007 Top 10 Markets To Watch Report, which examines economic factors that impact future retail investment real estate. In compiling its report, Sperry Van Ness analyzed more than 60 primary, secondary and tertiary markets, examining economic factors that impact future retail investment in real estate. Market rankings were determined from a number of dynamics, including retail sales and inventory, vacancy factors and rental trends. Charleston was chosen largely because of the area's 5.36% increase in household income and 1.63% increase in population in 2007.**

- The forecast is for the Charleston region's residential market to continue to expand. Approximately 10,000 new residential permits are forecast for 2007 and again in 2008. The average price of homes is also expected to increase. The average sales price of all homes sold are expected to rise by a modest 2.5% in 2007 and 5% in 2008.

- Rome, Italy-headquartered Alenia Aeronautica and Dallas-based Vought Aircraft Industries and the output from their North Charleston, South Carolina operation will supply yet another company: Boeing. The Alenia-Vought team will provide fuselage sections for Boeing's much-ballyhooed 7E7 Dreamliner jet. This is a US $510 million global aeronautics venture and as many as 650 well-paying jobs.

- In 2006 the region reported $18.1 billion in gross sales, an increase of 10.6% from the previous year, fueled by growing population and opening of the new Tanger Outlet Mall, as well as a steadily growing visitor industry. An estimated 5.1 million visitors traveled to the Charleston area in 2006, pumping $5.3 billion into the region's economy. The Charleston area average daily hotel rate climbed 8% to $138.89.

- The forecast for 2007 and 2008 is for 7% growth each year in gross retail sales. New retail centers opening in 2007 in the region include Lowes in Goose Creek, Kohls in Mt. Pleasant, Best Buy and Dicks Sporting Goods in Summerville.

- *Travel & Leisure*'s magazine's "World's Best Awards 2007" list of the top 10 Cities in the U.S. and Canada ranks Charleston at #6.

- **Editors of travel Web site Travelocity ranked international cities as top "foodie" destinations and Charleston made the 10-city list.**

- In November 2006, the Wentworth Mansion in downtown Charleston, Woodlands Resort & Inn in Summerville and the Sanctuary at Kiawah Island each received for 2007 the AAA's Five Diamond Award, the automobile association's highest hotel and restaurant rating.

- *Travel & Leisure*'s magazine's list of the top 100 hotels in the U.S. and Canada in their "World's Best Awards 2007" includes Woodlands Resort & Inn (Summerville) at #2, the Sanctuary at Kiawah Island at #5, Planters Inn (Charleston) at #7, Inn at Palmetto Bluff (Bluffton) at #34 and Wentworth Mansion (Charleston) at #40.

- The visitor industry kicked-off was predicted to be another record year with the 25th anniversary of the Southeastern Wildlife Expo in mid-February. The event drew an estimated 45,000+ visitors to the three day festival. The total economic impact was estimated at over $67 million. SEWE will be followed by a major event nearly every week during the spring. Major events include the annual Cooper River Bridge Run, 60th Annual Festival of Houses and Gardens, Family Circle Cup Tennis and Senior PGA Championship to be held at Kiawah in May. With AirTran Airways beginning service in late May/early June, the visitor industry can expect a boost in traffic from summer through fall as the low cost carrier will likely attract new visitors to the region. As a result, attraction attendance is forecast to increase 10% for 2007 and an additional 1.8% for 2008.

# Market Overview – Horry County

Total deposits in market:                    $5.6 billion

First Federal market share/rank:          5.0%  /  #10              *(OPPORTUNITY)*

Population:  232,936[1] Median Family Income:  $43,514[1]    Unemployment:  4.1%[2]

Largest Employers:  Horry County Department of Education, Wal-Mart Associates Inc.,  Horry County Council,  Myrtle Beach Farms, AVX Corporation

Economic overview:

- **Myrtle Beach was the 13[th] fastest growing MSA in the nation according to U.S. Census Bureau statistics.**

- Horry County Schools rated "Excellent" by the South Carolina Board of Education

- *Forbes Magazine* **listed Myrtle Beach the 29[th] best place for business and careers out of 200 metro areas.**

- Myrtle Beach – Top workforce training programs in the U.S. as ranked by *Expansion Management.*

- Horry County led all counties in the state in travel expenditures, payroll income and jobs directly generated by domestic traveler spending in 2005.  These expenditures reached nearly $2.7 billion, accounting for 31.4% of the state total and generated nearly $554 million in payroll income and over 37 thousand jobs for county residents. Approximately 13.2 million people visit annually.

- *USA Today.com* **ranked Myrtle Beach the second most popular beach in the U.S.**

- El Sol Mexican Restaurant Supply, a food producer/distributor has purchased the 25,000 sq. ft. shell building in the Loris Commerce Center.  The company plans to be in operation in the spring after a $4 million up fit of the building and installation of equipment.  The initial workforce of 25 people is expected to grow to 50 when full production is reached.

[1]SNL Financial
[2]SC Employment Security Commission, June 2007

# Market Overview – Florence County

Total deposits in market:                              $2.1 billion

First Federal market share/rank:                       7.8%  /  #4

Population:  130,805[1]                    Median Family Income:  $41,825[1] Unemployment:  6.1%[2]

Largest Employers:  McLeod Regional Medical Center, Florence Public School District #1, Quorum Health Group, Inc./Triad Hospitals, Honda of South Carolina Mfg., Inc., Wal-Mart Associates, Inc.

Economic overview:

- McLeod Regional Medical Center is building an $80 million expansion.  The project will include enlarging the five-story Pavilion Tower up to 12 floors housing 140 general acute care beds and 16 operating suites.

- Florence County received almost $199 million from domestic travelers, generating $42.1 million in payroll and over 2 thousand jobs.

- The Drs. Bruce & Lee Foundation donated $20 million for a new cultural arts center and to fund a new home for the Florence Little Theatre, following a $10.6 million gift five years ago to construct a $17 million library.

- Johnson Controls has chosen Florence for its new $35 million automotive battery assembly and distribution center.  It opened in Spring 2007 and will eventually employ 200 people.

- **Roche Carolina Inc. announced an expansion of its Florence pharmaceutical manufacturing facility. The $60 million investment will involve the construction of a new multi-purpose production unit in an existing manufacturing building.  The expansion will help enable Roche to meet production needs for current and future life-saving medications.  As a result of this investment, 25 to 30 new positions are expected to be created at the facility.**

- **New Millennium Building Systems, one of the nation's leading suppliers of joists and girders, has finalized plans to expand in Florence County.  The $15 million expansion project will include acquisition of additional property, forty new employees, construction of new buildings and the purchase of new equipment.**

[1]SNL Financial

[2]SC Employment Security Commission, June 2007

# Market Overview – Georgetown County

Total deposits in market:                    $1.1 billion

First Federal market share/rank:             11.6%  /  #3

Population:   63,293[1]        Median Family Income:  $42,724[1]        Unemployment:  6.3%[2]

Largest Employers: Georgetown County Department of Education, Georgetown Hospital System, B E & K Construction Company, International Paper, County of Georgetown

Economic overview:

- Maurice Franklin Louver Company, based in Lincoln, Rhode Island, plans to build a 20,000 sq. ft. plant on a 6-acre site in the Georgetown Airport Industrial Park.  The new operation will produce round aluminum and plastic louvers used to ventilate and reduce moisture in residential, commercial, industrial and marine environments.

- Georgetown County benefited from more than $234 million in domestic traveler expenditures which included $46.1 million in wages and salaries and over 3 thousand jobs.

- 3-V, Inc., a specialties chemical manufacturer, announced plans to invest an additional $15 million in its manufacturing operation.

- International Paper could invest as much as $200 million over the next five years in its manufacturing operation as part of its global pan to focus on uncoated paper and packaging products.

- Sid Harvey Industries, a manufacturer and remanufacturer of heating, ventilation, air-conditioning and refrigeration parts and equipment, has announced that they will be relocating their manufacturing and remanufacturing facility to Georgetown County.  This move will create approximately 100 new jobs in Georgetown County.

- Texas-based American Gypsum Co. is to build a new $125 million gypsum wallboard plant in Georgetown County. A subsidiary of Eagle Materials Inc., the facility will create approximately 100 direct jobs and up to 200 indirect jobs.

[1]SNL Financial
[2]SC Employment Security Commission, June 2007

# Market Overview – Beaufort County

Total deposits in market:                    $3.2 billion

First Federal market share/rank:              3.5%  /  #12 *(OPPORTUNITY)*

Population:  155,212[1]          Median Family Income:  $56,904[1]  Unemployment:  4.8%[2]

Largest Employers:  Beaufort County School District, Wal-Mart Associates, Inc., County of Beaufort, Department of Defense, Beaufort Memorial Hospital

Economic overview:

- **Beaufort County posted $899 million in domestic expenditures to rank third in the state with 2.5 million visitors annually.  These expenditures generated nearly $189 million in payroll as well as almost 13 thousand jobs within the county.**

- *Conde Nast Traveler* magazine ranked Hilton Head eighth in the Top 10 North American Islands.

- The Inn at Harbour Town on Hilton Head Island was listed among the top North American resorts by *Conde Nast Traveler*.

- *Travel & Leisure***'s magazine's list of the top 100 hotels in the U.S. and Canada in their World's Best Awards 2007 includes The Inn at Palmetto Bluff (Bluffton) at #34.**

[1]SNL Financial
[2]SC Employment Security Commission, June 2007

# Highly Attractive Markets

- 5 out of 6 market positions in higher growth markets



2006-2011 Projected Household Growth Rate1
30%
25%
20%
15%
10%
5%
0%
12.5%
16.1%
5.8%
13.1%
25.0%
25.1%
15.0% 2
8.7%
6.9%
Charleston MSA
Horry Cty
Florence Cty
Georgetown Cty
Beaufort Cty
Brunswick Cty
First Federal Markets
SC
US


| Deposit Market[3] | | | | | | |
|---|---|---|---|---|---|---|
| Share | 11.8% | 5.0% | 7.8% | 11.6% | 3.5% | 2.0% |
| Rank | 3 | 10 | 4 | 3 | 12 | 8 |

[1]SNL Financial

[2]Weighted Average based on 2006 total households as provided by SNL Financial

[3]**HIGHLINE**DATA Branch Source, June 2006

# Market Characteristics
# 1-4 Family Residential Building Permit Growth



2002: Charleston MSA 4,762; Horry & Georgetown Co. 2,677
2003: Charleston MSA 5,466; Horry & Georgetown Co. 3,442
2004: Charleston MSA 6,949; Horry & Georgetown Co. 4,126
2005: Charleston MSA 7,979; Horry & Georgetown Co. 4,900
2006 [1]: Charleston MSA 7,305; Horry & Georgetown Co. 6,452

■ Charleston MSA    ■ Horry & Georgetown Co.

[1] Preliminary

Projections for Charleston MSA are 7,900 for 2007 and 8,200 for 2008.

Sources:  Center for Economic Forecasting and GeoData Consulting, Inc.

# Market Share Data[1]
# Charleston MSA[2]

| Rank | Institution Name | Offices | Deposits | Market % |
|------|------------------|---------|----------|----------|
| 1 | WACHOVIA BK NA | 23 | $2,056,190 | 21.5 |
| 2 | BANK OF AMERICA NA | 18 | 1,188,567 | 12.4 |
| **3** | **FIRST FS&LA OF CHARLESTON** | **25** | **1,130,200** | **11.8** |
| 4 | SOUTH CAROLINA FCU | 1 | 991,281 | 10.4 |
| 5 | NATIONAL BK OF SC | 8 | 575,596 | 6.0 |
| 6 | FIRST CITIZENS B&TC | 19 | 474,716 | 5.0 |
| 7 | BRANCH BKG&TC SC | 9 | 443,884 | 4.6 |
| 8 | SOUTHCOAST COMMUNITY BK | 8 | 374,378 | 3.9 |
| 9 | COMMUNITY FIRSTBANK | 5 | 331,372 | 3.5 |
| 10 | CAROLINA FIRST BK | 6 | 313,040 | 3.3 |
| 11 | HERITAGE TRUST FCU | 1 | 290,721 | 3.0 |
| 12 | TIDELANDS BK | 2 | 241,313 | 2.5 |
| 13 | BANK OF SOUTH CAROLINA | 4 | 211,148 | 2.2 |
| 14 | CPM FCU | 1 | 130,080 | 1.4 |
| 15 | SOUTH CAROLINA B&T NA | 5 | 117,362 | 1.2 |
| | All Others | 43 | 681,395 | 7.1 |
| Totals: | | 178 | $9,551,243 | 100.0 |

For the period 2001 to 2006 Financial Institutions increased 7 and Offices increased 26.

[1]Market share data from **HIGHLINE**DATA Branch Source, June 2006
[2]Berkeley, Charleston and Dorchester Counties

# Market Share Data[1]
# Horry County

| Rank | Institution Name | Offices | Deposits | Market % |
|------|------------------|---------|----------|----------|
| 1 | COASTAL FEDERAL BANK[2] | 14 | $ 863,796 | 15.4 |
| 2 | CAROLINA FIRST BK | 10 | 709,783 | 12.7 |
| 3 | CONWAY NB | 11 | 648,166 | 11.6 |
| 4 | WACHOVIA BK NA | 9 | 476,203 | 8.5 |
| 5 | BRANCH BKG&TC SC[2] | 7 | 449,375 | 8.0 |
| 6 | NATIONAL BK OF SC | 4 | 425,285 | 7.6 |
| 7 | BANK OF AMERICA NA | 8 | 365,455 | 6.5 |
| 8 | BEACH FIRST NB | 3 | 300,716 | 5.4 |
| 9 | CRESCENT BK | 4 | 280,475 | 5.0 |
| **10** | **FIRST FS&LA OF CHARLESTON** | **13** | **278,956** | **5.0** |
| 11 | HORRY CTY ST BK | 11 | 270,006 | 4.8 |
| 12 | FIRST CITIZENS B&TC | 5 | 120,827 | 2.2 |
| 13 | FIRST PALMETTO SVGS BK | 4 | 110,211 | 2.0 |
| 14 | CAROLINA TRUST | 1 | 103,548 | 1.9 |
| 15 | ANDERSON BROTHERS BK | 5 | 80,932 | 1.4 |
|  | All Others | 7 | 112,215 | 2.0 |
| Totals: |  | 116 | $5,595,949 | 100.0 |

For the period 2001 to 2006 Financial Institutions increased 3 and Offices increased 18.

[1]Market share data from **HIGHLINE**DATA Branch Source, June 2006

[2]Merger effective 5/1/07 (will close 10 offices)

# Market Share Data[1]
# Florence County

| Rank | Institution Name | Offices | Deposits | Market % |
|------|------------------|---------|----------|----------|
| 1 | WACHOVIA BK NA | 5 | $ 397,183 | 19.3 |
| 2 | BRANCH BKG&TC SC | 3 | 394,335 | 19.1 |
| 3 | FIRST RELIANCE BK | 2 | 222,521 | 10.8 |
| **4** | **FIRST FS&LA OF CHARLESTON** | **5** | **160,169** | **7.8** |
| 5 | BANK OF AMERICA NA | 2 | 117,937 | 5.7 |
| 6 | FIRST CITIZENS B&TC | 6 | 105,196 | 5.1 |
| 7 | CITIZENS BK | 4 | 104,193 | 5.1 |
| 8 | SOUTH CAROLINA B&T NA | 2 | 73,696 | 3.6 |
| 9 | FLORENCE NB | 2 | 73,324 | 3.6 |
| 10 | CAROLINA FIRST BK | 3 | 72,437 | 3.5 |
| 11 | SENTRY BANK & TRUST | 1 | 60,087 | 2.9 |
| 12 | NATIONAL BK OF SC | 2 | 50,709 | 2.5 |
| 13 | ANDERSON BROTHERS BK | 2 | 38,734 | 1.9 |
| 14 | CAROLINA B&TC | 2 | 29,891 | 1.5 |
| 15 | RBC CENTURA BK | 1 | 25,483 | 1.2 |
| | All Others | 12 | 134,257 | 6.5 |
| Totals: | | 54 | $2,060,152 | 100.0 |

For the period 2001 to 2006 Financial Institutions increased 1 and Offices increased 1.

[1]Market share data from **HIGHLINE**DATA Branch Source, June 2006

# Market Share Data[1]
# Georgetown County

| Rank | Institution Name | Offices | Deposits | Market % |
|---|---|---|---|---|
| 1 | PLANTATION FEDERAL BANK | 2 | $ 198,928 | 17.7 |
| 2 | CAROLINA FIRST BK | 3 | 136,573 | 12.2 |
| 3 | **FIRST FS&LA OF CHARLESTON** | **4** | **130,073** | **11.6** |
| 4 | WACHOVIA BK NA | 2 | 118,481 | 10.6 |
| 5 | SOUTH CAROLINA B&T NA | 2 | 97,076 | 8.6 |
| 6 | FIRST CITIZENS B&TC | 2 | 95,145 | 8.5 |
| 7 | BANK OF AMERICA NA | 3 | 59,111 | 5.3 |
| 8 | GEORGETOWN KRAFT CU | 1 | 47,732 | 4.3 |
| 9 | BRANCH BKG&TC SC | 2 | 39,691 | 3.5 |
| 10 | CONWAY NB | 2 | 37,061 | 3.3 |
| 11 | EXCHANGE BK OF SC | 1 | 36,279 | 3.2 |
| 12 | NATIONAL BK OF SC | 1 | 27,768 | 2.5 |
| 13 | CITIZENS BK | 1 | 26,989 | 2.4 |
| 14 | PALMETTO HERITAGE B&T | 1 | 23,896 | 2.1 |
| 15 | COASTAL FEDERAL BANK | 1 | 23,441 | 2.1 |
|  | All Others | 3 | 24,417 | 2.2 |
| Totals: |  | 31 | $1,122,661 | 100.0 |

For the period 2001 to 2006 Financial Institutions increased 6 and Offices increased 9.

[1]Market share data from **HIGHLINE**DATA Branch Source, June 2006

# Market Share Data[1]
# Beaufort County

| Rank | Institution Name | Offices | Deposits | Market % |
|------|------------------|---------|----------|----------|
| 1 | WACHOVIA BK NA | 9 | $ 587,341 | 18.2 |
| 2 | BANK OF AMERICA NA | 6 | 379,085 | 11.8 |
| 3 | SOUTH CAROLINA B&T NA | 5 | 237,729 | 7.4 |
| 4 | BRANCH BKG&TC SC | 4 | 227,599 | 7.1 |
| 5 | SUNTRUST BK | 4 | 221,370 | 6.9 |
| 6 | COASTALSTATES BK | 2 | 195,553 | 6.1 |
| 7 | CAROLINA FIRST BK | 2 | 173,356 | 5.4 |
| 8 | LOWCOUNTRY NB | 2 | 158,737 | 4.9 |
| 9 | LIBERTY SVGS BK FSB | 5 | 151,284 | 4.7 |
| 10 | NATIONAL BK OF SC | 2 | 138,971 | 4.3 |
| 11 | PALMETTO ST BK | 3 | 136,378 | 4.2 |
| **12** | **FIRST FS&LA OF CHARLESTON** | **3** | **114,168** | **3.5** |
| 13 | REGIONS BANK | 6 | 113,517 | 3.5 |
| 14 | ISLANDS COMMUNITY BK NA | 1 | 60,198 | 1.9 |
| 15 | BEACH FIRST NB | 2 | 59,771 | 1.9 |
|  | All Others | 10 | 264,167 | 8.2 |
| Totals: |  | 66 | $3,219,224 | 100.0 |

For the period 2001 to 2006 Financial Institutions increased 6 and Offices increased 11.

[1]Market share data from **HIGHLINE**DATA Branch Source, June 2006

# Market Share Data[1]
# Brunswick County, NC

| Rank | Institution Name | Offices | Deposits | Market % |
|------|------------------|---------|----------|----------|
| 1 | BRANCH BANKING&TRUST CO [2] | 10 | $ 838,917 | 52.0 |
| 2 | SECURITY SAVINGS BANK SSB | 7 | 202,952 | 12.6 |
| 3 | COASTAL FEDERAL BANK [2] | 6 | 172,246 | 10.7 |
| 4 | WACCAMAW BANK | 3 | 107,334 | 6.7 |
| 5 | FIRST-CITIZENS BANK&TRUST CO | 4 | 94,034 | 5.8 |
| 6 | BANK OF AMERICA NA | 3 | 93,237 | 5.8 |
| 7 | RBC CENTURA BANK | 3 | 43,837 | 2.7 |
| **8** | **FIRST FS&LA OF CHARLESTON** | **1** | **31,948** | **2.0** |
| 9 | COOP BANK | 1 | 25,545 | 1.6 |
| 10 | BANK OF WILMINGTON | 1 | 1,946 | 0.1 |
| Totals: | | 39 | $1,611,996 | 100.0 |

For the period 2001 to 2006 Financial Institutions increased 1 and Offices increased 8.

[1]Data from FDIC Summary of Deposits, June, 2006
[2]Merger effective 5/1/07 (will close 10 offices)

# Human Capital
## July 2007
## Average Years with the Company



# Employee Development and Retention

- Experienced, Motivated Management Team

- Succession planning for key positions

- Qualified, Well-trained Staff

- Comprehensive Use of Incentive based compensation
  - 100% of Management Team/Board of Directors compensation awards are performance based
  - 38% of Total Employees Incentive Based

- Commitment to Education and Development
  - Tuition Reimbursement
  - Organizational Development Program
  - Expanded training opportunities in-house, online
  - Self-Development Program

- Results:

- "South Carolina Family Friendly Workplace Awards" winner, 2005

- Placed 3rd in the top 15 "Best Places to Work in South Carolina"

- High retention levels

# Performance Drivers
June 30, 2007

- Targets for Management Team Stock Ownership- One to Four Times Compensation

- Specific Goals for Management Performance Plan - ROE Driven

- Performance Plan for Directors - ROE Driven

- 84% Employees Own Company Stock

- 18% of Shares Outstanding Owned by Directors, Officers & Employees

# Financial Performance

# Assets
## (amounts in billions)



# Loan Portfolio

(amounts in millions)



$90
Construction
5%
$365
Consumer
19%
$1,141
Residential Real
Estate
59%
$259
Multifamily,
Commercial
Real Estate &
Business
13%
$78
Land & Lots
4%

June 30, 2002

$132
Construction
6%
$606
Consumer
28%
$904
Residential Real
Estate
41%
$227
Land & Lots
10%
$323
Multifamily,
Commercial
Real estate &
Business
15%

June 30, 2007

| | |
|---|---|
| Home equity | $154 |
| Mobile home | 106 |
| Other | 105 |

| | |
|---|---|
| Commercial RE | $125 |
| Business | 104 |
| Multifamily | 30 |

| | |
|---|---|
| Fixed | 39% |
| Variable | 61% |

| | |
|---|---|
| Commercial RE | $217 |
| Business | 84 |
| Multifamily | 22 |

| | |
|---|---|
| Home equity | $264 |
| Mobile home | 193 |
| Marine | 81 |
| Credit Card | 14 |
| Other | 54 |

# Sound Asset Quality

Conservative Credit Culture

- Chief credit officer in place 19 years
- Centrally-managed credit analysis
- 81% of loan portfolio collateralized by real estate.

# Consumer Home Equity Lending

### (amounts in millions)



*Average annual growth rate

# Consumer Home Equity Loans
## at June 30, 2007

- 19% are 1st mortgages, 81% are 2nd mortgages
- 99.3% are variable rate (prime based), 0.7% are fixed rate
- Average line amount of $68,017
- Average home value of $269,097
- Yield 8.14%
- 30-day or more delinquency rate – 0.44%
- Net charge-offs: FY2006=0.01%, FY2005=0.03%, FY2004=0.05%

# Mobile Home Lending

## (amounts in millions)



*Average annual growth rate

# Mobile Home Loans
## at June 30, 2007

- 100% are fixed rate
- Average loan balance – $36,872
- Average rate – 9.52%
- State of origin:
  - SC        77%
  - NC        12%
  - FL         7%
  - GA         4%
- 30-day or more delinquency rate – 1.54%
- Net charge-offs: FY2006=1.27%, FY2005=1.77%, FY2004=1.84%

# Asset Quality – Net Charge-Offs

## (dollars in thousands)

| | 9 Months Ended 6/07 | 9 Months Ended 6/06 | NCO's as a % by Portfolio Annualized | |
|---|---|---|---|---|
| Allowance at Beginning of Period | $ 14,615 | $ 14,155 | YTD 6/07 | YTD 6/06 |
| Net Charge-Offs (Recoveries): | | | | |
| Commercial | 250 | 64 | 0.43% | 0.12% |
| Real Estate - Commercial | - 0 - | 72 | 0.00% | 0.02% |
| Real Estate - Residential | 52 | 528 | 0.01% | 0.08% |
| Consumer | 1,144 | 1,012 | 0.39% | 0.38% |
| NCO's, excluding Mobile Homes | 1,446 | 1,676 | 0.10% | 0.12% |
| Consumer - Mobile Homes | 1,244 | 1,640 | 0.90% | 1.34% |
| Total Net Charge-Offs | 2,690 | 3,316 | 0.17% | 0.22% |
| Provision for Loan Losses | 3,119 | 3,622 | | |
| Allowance at End of Period | $ 15,044 | $ 14,461 | | |
| Allowance as a Percentage of Loans | 0.70% | 0.70% | | |

55

# Historical Perspective on Asset Quality



# Problem Assets

## June 30, 2007
### (amounts in thousands)

| | |
|---|---:|
| Non-accrual Loans | $ 5,710 |
| Loans 90 Days or More Past Due/Still Occurring | 90 |
| Renegotiated Loans | 0 |
| REO through Foreclosure | 1,560 |
| TOTAL | $ 7,360 |
| NPA/Total Assets | .28% |
| Annualized Charge-offs/Average Loans | .17% |
| Allowance/Non-Performing Loans | 259% |

# Efficiency Ratio



# Net Interest Income

(amounts in thousands)



# Net Interest Spread



# Well-Managed Interest Rate Risk
## June 30, 2007
## Net Interest Income Stability



# Net Income

## (amounts in thousands)



# Diluted Earnings Per Share



# Core Return on Average Equity



# Share Repurchase Plans
## (in thousands)



# Stock Performance



# Consistent Dividend Growth



*Quarterly dividend annualized

# Investment Highlights

- Proven management team

- Diversified balance sheet

- Bottom line focused management with significant management ownership

- High growth markets

- Exceptional customer service and convenience

- Core deposit growth

- Long history of strong asset quality management

- High convenience/customer driven distribution system

- Strong other income growth

- Effective management of interest-rate risk

# Executive Management

| Name | Title | Age | Experience |
|------|-------|-----|------------|
| A. Thomas Hood | President & CEO | 61 | 31 years |
| R. Wayne Hall | Executive Vice President & CFO | 57 | 30 years |
| Charles F. Baarcke, Jr. | Executive Vice President & Chief Lending Officer | 60 | 32 years |
| Susan E. Baham | Executive Vice President & COO | 57 | 35 years |
| John L. Ott | Executive Vice President, Retail Banking | 59 | 36 years |

# Senior Management

| Name | Title | Age | Experience |
|---|---|---|---|
| Mark R. Adelson | SVP Investments | 53 | 25 years |
| Robert C. Bailey | SVP Branch Admin. | 56 | 30 years |
| Elton K. Carrier | SVP Commercial Lending | 64 | 33 years |
| Kenneth J. Clair | SVP Lending & Loan Op. | 52 | 31 years |
| Charles L. Clark II | SVP Loan Servicing | 63 | 39 years |
| R. Bruce Copeland, Jr. | SVP Marketing | 49 | 22 years |
| C. Alec Elmore, Jr. | SVP Northern Region | 46 | 25 years |
| Mark G. Endres | SVP and Controller | 64 | 35 years |
| Jerry P. Gazes | SVP Human Resources | 59 | 33 years |
| Anthony J. Johnston, IV | SVP Information Technology | 45 | 21 years |
| Betsy B. Lewis | SVP Internal Audit | 48 | 21 years |
| Allison A. Rhyne | SVP Insurance Services | 54 | 28 years |
| Robert F. Snyder, Jr. | SVP Support Services | 57 | 36 years |
| Richard H. Stoughton | SVP Planning & Development | 61 | 32 years |